EXHIBIT 99.1

Auryn Samples up to 31.6 g/t Gold and 5.25% Copper in the Ferrobamba limestone at Sombrero

VANCOUVER, British Columbia, Oct. 15, 2018 (GLOBE NEWSWIRE) --  Auryn Resources Inc. (TSX: AUG, NYSE AMERICAN: AUG, “Auryn” or the “Company”) is pleased to announce more favorable results from its Sombrero project in southern Peru following a rock sampling program focused on the Ferrobamba limestone. The Company has also staked an additional 11,000 hectares to the east and contiguous to its Sombrero North claims as a result of prospective sampling.

A Message from Michael Henrichsen, C.O.O. and Chief Geologist:

“The presence of significant zones of gold-copper bearing jasperoid veins within the Ferrobamba limestone shows that there is mineralization on both sides of the contact zone.  This is an important line of evidence that validates our premise that a significant copper-gold skarn body could exist within the 3.5-km-long target zone.”

Rock sampling has defined two separate mineralized jasperoid zones that are 650 meters and 200 meters in length respectively (Figure 1).  These rock samples are taken from a series of 1 – 2 meter-wide jasperoid veins that collectively define the two areas of gold and copper mineralization within the limestone. The mineralized jasperoid veins are considered as leakage structures from interpreted underlying mineralization situated along the target zone.

The additional 11,000 hectares the Company staked are based on positive stream sediment results that have defined a series of anomalous drainage basins.  Collectively, these drainage basins illustrate two separate porphyry-style anomalies that are defined by copper – molybdenum – zinc geochemical signatures (Figure 2).

Results from the rock samples are presented in Table 1.

Table 1:

Sombrero Rock Samples*
Sample	Au (g/t)	Ag (g/t)	Cu (%)
W654602	31.60	35.20	0.420
W654607	5.91	6.02	5.250
W647941	3.51	13.25	0.273
W654692	3.09	24.40	0.021
W654604	2.98	22.50	0.020
W647943	1.05	23.20	0.122
W654611	0.88	5.66	0.071
W654605	0.84	0.53	0.138
W654615	0.69	2.97	0.376
W654612	0.62	2.97	0.012
W654614	0.62	1.99	0.026
W647949	0.55	1.32	0.016
W654606	0.50	1.82	0.436
W647948	0.42	1.74	0.047
W647944	0.41	19.65	0.284
W654666	0.30	5.56	0.039
W654667	0.24	7.17	0.054
W654617	0.01	1.18	0.413
W654655	< 0.01	1.34	0.378
W654632	< 0.01	9.51	0.215
W654619	< 0.01	0.58	0.149
* Approximately 2-3kg of material was collected for analysis and sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with ICP finish (Au-ICP21) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where ICP21 results were > 3 g/t Au the assay were repeated with 30g nominal weight fire assay with gravimetric finish (Au-GRA21). Where MS61 results were greater or near 10000 ppm Cu, 10000ppm Pb or 100ppm Ag the assay were repeated with ore grade four acid digest method (Cu-OG62). QA/QC programs for 2018 rock samples using lab duplicates, standards and blanks indicate good accuracy and precision in a large majority of standards assayed.

A photo accompanying this announcement is available at http://www.globenewswire.com/NewsRoom/AttachmentNg/58ab463c-178f-494d-bfdc-247d69cc3d64

A photo accompanying this announcement is available at http://www.globenewswire.com/NewsRoom/AttachmentNg/b6bd2950-6136-4a60-a041-8245c268cb05

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek

Executive Chairman

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

About Sombrero

This project consists of the North Sombrero and South Sombrero properties, comprising approximately 100,000 mineral claims owned or optioned by Auryn Resources. The copper-gold Sombrero mining concessions are located 340 kilometers SE of Lima in southern Peru and are hosted in the Andahuaylas-Yauri belt. This belt is interpreted to be on the north-western margins of this Eocene-Oligocene aged copper-gold porphyry and skarn belt that hosts the Las Bambas, Haquira, Los Chancas, Cotambambas, Constancia, Antapaccay and Tintaya deposits. The project is characterized by a strong structural control and significant copper and gold values from historical surface samples. The principle targets at Sombrero are copper-gold skarn and porphyry systems and precious metal epithermal deposits.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2017 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.